Filed pursuant to rule 424(b)(3)
Registration No. 333-274662

PROSPECTUS SUPPLEMENT NO. 1

(To prospectus dated October 24, 2023)

Mach Natural Resources LP
10,000,000 Common Units
Representing Limited Partner Interests

This Prospectus Supplement No. 1 (this “Prospectus Supplement”) supplements and amends the prospectus dated October 24, 2023 (the “Final Prospectus”), relating to the initial public offering of 10,000,000 common units representing limited partner interest of Mach Natural Resources LP (the “Company”). You should read this Prospectus Supplement in conjunction with the Final Prospectus, and this Prospectus Supplement is qualified by reference to the Final Prospectus, except to the extent that the information contained in this Prospectus Supplement supersedes the information contained in the Final Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Final Prospectus, including any additional amendments or supplements thereto.

On November 10, 2023, the Company entered into a purchase and sale agreement (the “PSA”) with Paloma Partners IV, LLC, a privately-held Delaware limited liability company backed by EnCap Investments L.P., and its affiliated companies (the “Sellers”) pursuant to which the Company agreed to purchase from the Sellers certain interests in oil and gas properties, rights and related assets located in Blaine, Caddo, Canadian, Custer, Dewey, Grady, Kingfisher and McClain Counties, Oklahoma (the “Assets”).

The Assets consist of approximately 62,000 net acres, with approximately 76% located in the core development area in Canadian and Grady Counties. As of September 1, 2023, the PDP reserves associated with the Assets were approximately 31.5 million barrels of oil equivalent, and production as of August 2023 was approximately 32,000 barrels of oil equivalent per day, consisting of 23% oil, 57% liquids, including natural gas liquids. One rig is currently running in Grady County with six additional wells expected to be completed between September 1, 2023 and December 29, 2023.

As consideration for the transactions contemplated by the PSA (collectively, the “Asset Acquisition”), the Sellers will receive an aggregate of $815,000,000, subject to customary adjustments (the “Purchase Price”). This Prospectus Supplement is being filed to update, amend and supplement the information included in the Final Prospectus with certain information regarding the Asset Acquisition. Accordingly, such information is included in this Prospectus Supplement.

Our common stock trades on the New York Stock Exchange under the symbol “MNR.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 27 of the Final Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Until November 18, 2023 (25 days after the date of the Final Prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Prospectus dated November 13, 2023

Recent Developments

Asset Acquisition

On November 10, 2023, the Company entered into the PSA with the Sellers pursuant to which the Company agreed to purchase from the Sellers the Assets. As consideration for Asset Acquisition, the Sellers will receive the Purchase Price.

The obligations of the parties to complete the Asset Acquisition are subject to the satisfaction or waiver of customary closing conditions set forth in the PSA. In connection with and upon execution of the PSA, the Company deposited with an escrow agent a cash deposit equal to 7.5% of the unadjusted Purchase Price, to assure the Company’s and the Sellers’ performance of their respective obligations thereunder and therein, pursuant to an escrow agreement among the Company, the Sellers, and the escrow agent.

In connection with, and concurrently with the entry into, the PSA, the Company entered into a debt commitment letter, dated November 10, 2023, with a syndicate of financial institutions (the “Lenders”), pursuant to which the Lenders have committed, subject to satisfaction of the conditions set forth therein, to provide the Company with a senior secured term loan facility in an aggregate principal amount of $825,000,000 (the “Term Loan Facility”). The Term Loan Facility will be secured by a first-priority security interest on substantially all of our assets and includes the ability to enter into a super-priority revolving credit facility for working capital purposes in an amount not to exceed $75,000,000. Additionally, the Term Loan Facility will mature three years after closing of the Asset Acquisition and has an interest rate equal to the three-month SOFR plus 15bps CSA plus 6.50%, provided that the three-month SOFR will not be less than 3%. The Term Loan Facility includes customary covenants, mandatory repayments and events of default of financings of this type. The Company currently intends to fund the Purchase Price and related transaction fees and expenses with borrowings under the Term Loan Facility.